FORTUNATO CHOCOLATE INC.

Financial statements ended January 23, 2025

Gruchy, CPA

Independent Certified Public Accountant Reviewed Financial Statements

January 23, 2025

GRUCHY, CPA

TABLE OF CONTENTS

GRUCHY, CPA

Independent Accountant's Review Report

January 23, 2025

FORTUNATO CHOCOLATE INC.
1045 12TH AVE NW STE F1B

ISSAQUAH, WA 98027

To Wefunder, investors, and management:

We have reviewed the accompanying consolidated financial statements of FORTUNATO CHOCOLATE INC. (the "Company"), which comprise the consolidated balance sheet as of January 23, 2025, and the related consolidated statements of income, and statement of cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jon Gruchy, CPA
Gruchy, CPA

GRUCHY, CPA

Consolidated Balance Sheet

FORTUNATO CHOCOLATE INC.
CONSOLIDATED BALANCE SHEETS
At January 23, 2025
(unaudited)

	At January 23 2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	
Accounts Receivable	
Prepaid expenses	
Total Current Assets	-
Non Current Assets	
Property Plant and Equipment	
Accumulated Depreciation	
Total Non Current Assets	-
Total Assets	$ -
LIABILITIES	
Current Liabilities	
Accounts Payable	
Credit Cards	-
Tax liabilities	-
Short term portion of long term debt	-
Total Current Liabilities	-
Noncurrent liabilities	
Long Term Debt	
Total Non Current Liabilities	-
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Income for Period	
Accumulated Paid in Capital	
Shareholder's equity	
Total Stockholder Equity	-
Total Liabilities & Equity	$ -

The notes are an integral part of these financial statements.

Consolidated Statement of Income

FORTUNATO CHOCOLATE INC.		
CONSOLIDATED STATEMENT OF OPERATIONS		
For the date January 23, 2025		
(unaudited)		
	January 23	
	2025	
Gross Revenue	$	-
Cost of Goods		-
Gross Profit		-
Selling, General and Administrative		-
Operating Income		-
Other Income		-
Other expense		-
Net Other Income		-
Net Income		-
The notes are an integral part of these financial statements.		

Consolidated Statement of Cash Flows

FORTUNATO CHOCOLATE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the date January 23, 2025
(unaudited)

	January 23 2025
Net Income (Loss)	$ -
Net Cash Provided - Operating Expenses:	-
Net Cash Used - Investing Activities:	-
Net Cash Used - Financing Activities:	-
Net decrease in Cash:	-
Cash & Equivalent at Begin of Year:	-
Cash & Equivalent at End of Year:	-

Statement of Changes In Equity
FORTUNATO CHOCOLATE INC.
Consolidated statement of Changes in Equity
For the date January 23, 2025

Opening Balance	
Net profit/loss	$0.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	$0.00

Notes to the Consolidated Financial Statements

FORTUNATO CHOCOLATE INC.

Notes to Financial Statements

For the date of January 23, 2025

(unaudited)

Note 1 – Organization and Basis of Presentation

Organization

FORTUNATO CHOCOLATE is incorporated as a C-Corporation in Washington state, USA dated January 23, 2025, with three owners: Adam Pearson, Dan Pearson, and Brian Horsley. The US EIN # is 33-3012605.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with US GAAP (Generally Accepted Accounting Principles) in the United States of America.

Business Operations

Company buys a rare variety of cacao in northern Peru and use it to make delicious chocolate and chocolate products which sells through company owned retail locations.

Company plans to raise funds primarily through crowd sourcing to expand operations, amongst potentially other capital raising strategies as determined by management.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Zero balance account

GRUCHY, CPA

The financial statements reviewed to date of this report, are declared and confirms Company is new and reporting zero balances for all accounts reported under GAAP.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, cash in time deposits, and certificates of deposit. The company reports $0 in Cash and Cash Equivalents as of the reported date.

Accounts Receivable/Other Receivable

Accounts Receivable are amounts due to the Company from sales or services rendered. The company reports $0 in Accounts Receivable as of the reported date.

Notes Receivable

Notes Receivable are executed contractual obligations to the Company reflecting amounts due for sales or services rendered by the Company. The company reports $0 in Notes Receivable as of the reported date.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method over their useful lives. The financial statements reviewed to date do not contain any capitalized assets that would be reported as Property and Equipment.

Inventory

Company reports $0 in inventory as of the reported date.

Revenue Recognition

The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied. Revenue is recognized when an invoice has been placed with the customer and construction or service has been satisfied. The company reports $0 in revenue as of the reported date.

Income Tax Provision

The company reports $0 in Income Tax expense or provisions as of the reported date.

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted the provisions of paragraph 740-10-25-13 of the FASB Accounting Standards Codification. Paragraph 740-10-25-13 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carrybacks and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

Note 3 - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern.

Note 4 - Accounts Payable

Accounts payable represent amounts owed to vendors for products and/or services rendered but not yet paid for in full. The company reports $0 in Accounts Payable as of the reported date.

Note 5 – Commitments and Contingencies

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational, and regulatory risks, including the potential risk of business failure.

Legal and Other Matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

Note 6 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements to which these notes are attached. Management believes significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure. There are no significant subsequent events.

End of Notes to the Financial Statements.